Exhibit 2.3

KANDI TECHNOLOGIES GROUP, INC.

Description of Ordinary Shares registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

The following description of the material terms of Ordinary Shares (defined below) of Kandi Technologies Group, Inc. (“Kandi BVI”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Memorandum and Articles of Association, which we refer to as our Memorandum and Articles, which are incorporated by reference as an exhibit to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission of which this Exhibit is a part. We encourage you to read our Memorandum and Articles and the applicable provisions of British Virgin Islands law for additional information.

General

Kandi BVI is authorized to issue 1,000,000,000 Ordinary Shares of a nominal or par value of $0.001 each (the “Ordinary Shares”). The Ordinary Shares may be issued from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors of Kandi BVI (the “Board”) is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper. The rights, privileges, restrictions or conditions attaching to a class of shares may not be modified other than with the approval of the holders of such class, voting separately as a class. Please also see the subsections entitled “Changes to Rights of a Class or Series” and “Voting” below.

As of December 31, 2024, there are 87,552,800 Ordinary Shares issued and 85,475,666 Ordinary Shares outstanding. Our Ordinary Shares are listed on the Nasdaq Global Market under the trading symbol “KNDI”.

Ordinary Shares

The following summarizes the rights of holders of our Ordinary Shares:

Voting

Holders of Kandi BVI Ordinary Shares are entitled to receive notice of any meeting of shareholders and to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of a particular class or series of shares are entitled to vote separately. Kandi BVI’s ordinary shareholders have no cumulative voting rights. Kandi BVI’s members take action by a majority of votes cast, unless otherwise provided by the Companies Law of the British Virgin Islands or Kandi BVI’s Memorandum and Articles.

Under the Kandi BVI’s Memorandum and Articles, some matters, such as altering or adding to the memorandum of association require the approval of shareholders by a resolution that is either (a) passed by a majority of shareholders as, being entitled to do so, vote in person or by proxy at a general meeting or (b) that is signed by a majority of the shareholders entitled to vote on that resolution.

Changes to Rights of a Class or Series

Kandi BVI’s Memorandum and Articles, if at any time the shares which Kandi BVI is authorized to issue are divided into different classes of shares, the rights attaching to any class may only be changed by a consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a two-thirds of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least the shareholders holding or representing by proxy at least a majority of the issued shares of the class. Any holder of shares of the class present in person or by proxy at such meeting may demand a poll.

Quorum for General Meetings

A meeting of shareholders is duly constituted if at the commencement of the Annual Meeting there are present in person or by proxy not less than one third of the votes of the shares or class or series of shares entitled to vote on resolutions of the Kandi BVI shareholders to be considered at the Annual Meeting.

Special Meetings of Shareholders

A special meeting of Kandi BVI may be called only by Kandi BVI’s Board of Directors or one or more shareholders in the aggregate entitled to exercise 30 percent or more of the voting rights in respect of a matter for which the meeting is requested.

Dividend Rights

Kandi BVI’s Board of Directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of Kandi BVI’s lawfully available funds. We have never declared dividends or paid cash dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.

Rights Upon Liquidation

Upon the winding up of Kandi BVI, after creditors of the corporation have been paid in full, the assets shall be distributed to, or the losses shall be borne by the shareholders of Kandi BVI in proportion to the par value of the shares held by them at the commencement of the winding up (up to the amount paid in shares by each shareholder, respectively).

No Liability for Further Calls or Assessments

The Kandi BVI Ordinary Shares are duly and validly issued, fully paid and non-assessable.

No Preemptive Rights

Kandi BVI shareholders have no preemptive rights to subscribe for or purchase any additional securities issued by Kandi BVI.

Redemption of Ordinary Shares

Kandi BVI may (i) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of Kandi BVI or the shareholder on such terms and in such manner as the shareholders of Kandi BVI may, before the issue of the shares, by at least two-thirds majority determine; (ii) purchase its own shares, including any redeemable shares, in accordance with the articles of association; or (iii) make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

Restrictions on Transfer

Registered shares may be transferred by either a written instrument of transfer signed by the transferor and containing the name of the transferee or without the need for a written instrument of transfer if the transfer is carried out in accordance with the requirements applicable to shares listed on the Nasdaq Stock Market or any other national stock market in the United States, the Exchange Act and these Articles. The Board is permitted to pass a resolution of directors refusing or delaying the registration of a transfer for reasons that shall be specified in the resolution. Without limiting the generality of the foregoing, the Board may refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares. Where the Board passes a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay. The transfer of a share is effective when the name of the transferee is entered in the register of members and the Company shall not be required to treat a transferee of a share in the Company as a shareholder until the transferee’s name has been entered in the register of members.

Potential Effects of Issuance of Preferred Stock

Our Amended and Restated Memorandum and Articles of Association authorize our board of directors, without further shareholder action, to provide for the issuance of up to 100,000,000 shares of preferred shares, in one or more series, and to amend the Amended and Restated Memorandum and Articles of Association to create new classes of shares and fix the rights preferences and restrictions of such number of preferred shares as the Directors in their sole discretion deem fit, which shares may be issued in one or more series, and authorise their issuance. The issuance of preferred shares could have the effect of delaying or preventing a change in control of our Company and could decrease the amount available for distribution to holders of our Ordinary Shares or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, the issuance of preferred shares could have the effect of decreasing the market price of our Ordinary Shares.

Transfer Agent

The registrar for Kandi BVI’s Ordinary Shares is expected to be Vistra Corporate Services Centre located at Wikhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The transfer agent for Kandi BVI is Equiniti Trust Company.

Anti-Takeover Provisions

Kandi BVI does not have a shareholder rights plan.

In general, the anti-takeover provisions of Kandi BVI’s Amended and Restated Memorandum and Articles of Association are designed to minimize susceptibility to sudden acquisitions of control that have not been negotiated with and approved by Kandi BVI’s board of directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the board of directors. The provisions would not prohibit an acquisition of control of Kandi BVI or a tender offer for all of Kandi BVI’s shares. The provisions are designed to discourage any tender offer or other attempt to gain control of Kandi BVI in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of Kandi BVI in a short time and then impose its will on the remaining shareholders. However, to the extent these provisions successfully discourage the acquisition of control of Kandi BVI or tender offers for all or part of Kandi BVI’s shares without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by shareholders to be in their best interests.

Tender offers or other non-open market acquisitions of shares will generally be made at prices above the prevailing market price of Kandi BVI’s shares. In addition, acquisitions of shares by persons attempting to acquire control through market purchases may cause the market price of the shares to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of Kandi BVI’s shares, and may thereby deprive shareholders of an opportunity to sell their shares at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those shareholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors, whether or not shareholders deem such transactions to be in their best interest.

Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum of association and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Act or the memorandum of association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law and our Memorandum and Articles, (i) our shareholders may amend our Memorandum and Articles by a resolution of shareholders, or (ii) our board of directors may amend our Memorandum and Articles by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

●	restrict the rights of the shareholders to amend the Memorandum and Articles;

●	change the percentage of shareholders required to pass a resolution of shareholders to amend Memorandum and Articles;

●	amend the Memorandum and Articles in circumstances where the Memorandum and Articles cannot be amended by the shareholders; or

●	amend the provisions of Memorandum and Articles pertaining to “Rights Attaching to Ordinary Shares,” “Variation of Class Rights” and “Amendment of Memorandum and Articles of Association”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect under our memorandum association and articles of association, directors may act by written consents of all directors.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum of association and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed with or without cause by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements.

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our memorandum of association and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles do not provide for cumulative voting